

February 1, 2023

Lawrence I. Rosen
Chairman
Larose Industries LLC
1578 Sussex Turnpike (Bldg. 5)
Randolph, NJ 07869

>   **Re: JAKKS Pacific, Inc.**
>   **Schedule 13D filed by Lawrence I. Rosen**
>   **Filed January 26, 2023**
>   **File No. 005-50369**

Dear Lawrence I. Rosen:

    We have reviewed the above-captioned filing, and have the following comments.

    Please respond to this letter by amending the filing or by providing the requested information. If a belief exists that our comments do not apply to your facts and circumstances or that an amendment is inappropriate, please advise us why in a response letter.

    After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

<u>Schedule 13D filed January 26, 2023</u>

<u>General</u>

1. We note the date of the event reported as requiring the filing of the Schedule 13D was April 11, 2022. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within 10 days after the acquisition of more than five percent of a class of equity securities specified in Rule 13d-1(i). Based on the reported April 11, 2022 event date, the January 26, 2023 filing was not timely filed. Please advise us why the Schedule 13D was not filed within the required 10 days after the acquisition.

2. We note the disclosure provided under Item 5(c) indicates that the appended Schedule A provides a list of transactions in the shares of common stock that were effected "during the past 60 days." This disclosure was consistent with the text of Item 5(c) of Schedule 13D, which requires beneficial owners reporting on Schedule 13D to provide a description of "any transactions in the class of securities reported on that were effected during the past sixty days...." Notwithstanding the unqualified references to the "past 60 days" in the both the regulatory text and the corresponding narrative response to Item 5(c), the associated

Schedule A only provided a transaction history within the past 60 days of the date of the purported event that required reporting. Please provide us with a legal analysis in support of your apparent conclusion that the disclosure in Schedule A complies with Item 5(c). Alternatively, please amend the Schedule 13D to include a description of transactions effected during the past 60 days of the filing date.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Michael Killoy at (202) 551-7576 or Nicholas Panos at (202) 551-3266.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions